August 18, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadcom Corporation
Form S-4
Filed July 25, 2011
File No.: 333-175772

Dear Mr. Mancuso:

Set forth below are Broadcom Corporation’s (the “Company”) responses to the comment and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 15, 2011. For your convenience, the exact text of the comment provided by the Staff has been included in bold and italicized face type preceding the response.

Form S-4

Where You Can Find More Information

1.	If you are eligible to incorporate by reference and elect to do so, please list all documents that the applicable Item of Form S-4 requires you to list. In your response, please also tell us with which Item of Form S-4 you are attempting to comply and the authority on which you rely to exclude exhibits as you do in the parenthetical phrase preceding your list of bullet points.

We confirm to the Staff that we are eligible to incorporate by reference, as we meet the requirements set forth in Item 11 of Form S-4. We have revised the Where You Can Find More Information section of the Form S-4 to list all of the applicable documents required to be listed by that item. We have also deleted the language excluding exhibits to the documents incorporated by reference and clarified that only items furnished and not filed with the SEC shall not be incorporated by reference. Additionally, we advise the Staff that pursuant to General Instruction B.1.a of Form S-4 (“General Instruction B.1.a”) we are eligible for, and have elected to comply with, Items 10 and 11 of Form S-4. General Instruction B.1.a requires that in addition to meeting all of the registration requirements under General Instruction I.A of Form S-3 (“General Instruction I.A”), the registrant meet the $75 million or more aggregate market value held by non-affiliates requirement of General Instruction I.B.1 of Form S-3 (“General Instruction I.B.1”). In pertinent part, the Instruction to General Instruction I.B.1 further states:

The aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of the filing.

In addition to meeting the requirements of General Instruction I.A, we also meet the aggregate market value requirement of General Instruction I.B.1. We filed the Form S-4 on July 25, 2011. As of June 30, 2011 (25 days prior to the filing of the Form S-4), we had 481 million shares of Class A common stock, $0.0001 par value, and 54 million shares of Class B common stock, $0.0001 par value, issued and outstanding, held by non-affiliates (the “Common Stock”). The closing price of the Common Stock on the NASDAQ Global Select Market on June 30, 2011 was $33.64 per share. Accordingly, the aggregate market value of the Common Stock held by non-affiliates as of a date within 60 days prior to the filing of the Form S-4 was $17,997,400,000.00 (535 million shares of Common Stock held by non-affiliates multiplied by $33.64 per share).

* * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your inquiry. Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please do not hesitate to contact the undersigned at (949) 926-5498.

Sincerely,

/s/  Arthur Chong
Arthur Chong,
Executive Vice President, General Counsel and Secretary

cc:	Lauri Fischer, Managing Director, Legal Counsel
Thomas Ivey, Skadden, Arps, Slate, Meagher & Flom, LLP
Ruairi Regan, Division of Corporate Finance, SEC
Ronald R. Steger, KPMG